SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)*

NeuLion, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64128J101

(CUSIP Number)

Jason Rednour, Esq.

Paul Hastings LLP

695 Town Center Drive, 17th Floor

Costa Mesa, California 92626

(714) 668-6271

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2018

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64128J101	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS PCF 1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 61,731,172 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 61,731,172 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 61,731,172 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 22.1%[1]
14	TYPE OF REPORTING PERSON OO

[1]	Based upon 278,722,547 shares of Common Stock of Issuer outstanding as of October 30, 2017, as reported in Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2017.

CUSIP No. 64128J101	SCHEDULE 13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Parallax Capital Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 63,478,172 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 63,478,172 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 63,478,172 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 22.8%[1]
14	TYPE OF REPORTING PERSON PN

[1]	Based upon 278,722,547 shares of Common Stock of Issuer outstanding as of October 30, 2017, as reported in Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2017.

CUSIP No. 64128J101	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS Parallax Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 63,478,172 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 63,478,172 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 63,478, 172 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 22.8%[1]
14	TYPE OF REPORTING PERSON PN

[1]	Based upon 278,722,547 shares of Common Stock of Issuer outstanding as of October 30, 2017, as reported in Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2017.

CUSIP No. 64128J101	SCHEDULE 13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS Parallax Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 63,478,172 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 63,478,172 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 63,478, 172 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 22.8%[1]
14	TYPE OF REPORTING PERSON OO

[1]	Based upon 278,722,547 shares of Common Stock of Issuer outstanding as of October 30, 2017, as reported in Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2017.

CUSIP No. 64128J101	SCHEDULE 13D	Page 6 of 10 Pages

1	NAME OF REPORTING PERSONS James R. Hale
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250,817
	8	SHARED VOTING POWER 63,478,172 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 250,817
	10	SHARED DISPOSITIVE POWER 63,478,172 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 63,728,989 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 22.9%[1]
14	TYPE OF REPORTING PERSON IN

[1]	Based upon 278,722,547 shares of Common Stock of Issuer outstanding as of October 30, 2017, as reported in Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2017.

CUSIP No. 64128J101	SCHEDULE 13D	Page 7 of 10 Pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission on February 9, 2015 (the “Initial 13D”), as amended by Amendment No. 1 filed with the Securities and Exchange Commission on July 23, 2015 (the “Amendment No. 1” and, together with the Initial 13D and Amendment No. 2, the “Schedule 13D”). This Amendment No. 2 is being filed by PCF 1, LLC (“PCF”), Parallax Capital Fund, L.P. (“Parallax Fund”), Parallax Capital, L.P. (“Parallax Capital”), Parallax Holdings, LLC (“Parallax Holdings”) and James R. Hale (“Hale”) (collectively the “Reporting Persons”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is amended and supplemented as follows:

In connection with an Agreement and Plan of Merger (the “Merger Agreement”) dated March 26, 2018 among NeuLion, Inc. (“Issuer”), WME Entertainment Parent, LLC (“Parent”), and Lion Merger Sub Inc., a wholly owned subsidiary of Parent (“Merger Sub”), on March 26, 2018 each of PCF, Parallax Fund and Hale (i) delivered a signed written consent approving and adopting the Merger Agreement and the transactions contemplated thereby and (ii) entered into a Support Agreement (the “Support Agreement”) with Parent with respect to all shares of Common Stock owned by them (the “Voting Shares”).

Pursuant to their respective Support Agreements, each of PCF, Parallax Fund and Hale agreed, among other things, to vote their respective Voting Shares (1) in favor of the Merger Agreement and the transactions contemplated by the Merger Agreement and (2) against (a) any Acquisition Proposal (as defined in the Merger Agreement), (b) any action, transaction or agreement by the Issuer that, if so taken, consummated or entered into by the Issuer would, or would reasonably be expected to, result in a breach by the Issuer of its covenants, representations, warranties or other obligations in the Merger Agreement or result in the failure of certain conditions to the obligations of Parent or Merger Sub to consummate the merger set forth in the Merger Agreement, and (c) any agreement, amendment, modification or restatement of the Issuer’s certificate of incorporation or bylaws, or other actions to the extent intended or would reasonably be expected to prevent, interfere with, impair or delay the consummation of the merger contemplated by the Merger Agreement.

Under their respective Support Agreements, each of PCF, Parallax Fund and Hale are prevented from transferring or disposing of any of their Voting Shares and from taking certain additional actions with respect to the Issuer and its other shareholders which would reasonably be expected to impair, prevent, interfere with or delay the merger contemplated by the Merger Agreement. In addition, under the Support Agreements each of PCF, Parallax Fund and Hale are prevented from engaging in soliciting activities or otherwise participating in discussions or negotiations with other persons who, to their knowledge, are considering making an Acquisition Proposal and from otherwise taking actions for the purpose of assisting, encouraging or facilitating an Acquisition Proposal. The Support Agreements will terminate upon (i) mutual consent of Parent and the stockholder a party thereto, (ii) the termination of the Merger Agreement in accordance with its terms, and (iii) the consummation of the merger contemplated by the Merger Agreement.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of such Support Agreements, copies of which are filed as Exhibit 5, Exhibit 6 and Exhibit 7, respectively, hereto and incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) and (b) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 61,731,172 shares of Common Stock (constituting approximately 22.1% of the Issuer’s currently outstanding Common Stock) in the case of PCF, 63,478,172 shares of Common Stock (constituting approximately 22.8% of the Issuer’s currently outstanding Common Stock) in the case of Parallax Fund, Parallax Capital and Parallax Holdings, and 63,728,989 shares of Common Stock (constituting approximately 22.9% of the Issuer’s currently outstanding Common Stock) in the case of Hale. The aggregate number and percentage of shares of Common Stock reported herein are based upon 278,722,547 shares of Common Stock of Issuer outstanding as of October 30, 2017, as reported in Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2017.

(i)	PCF 1, LLC:

(a)	As of the date hereof, PCF is the beneficial owner of 61,731,172 shares of Common Stock. Percentage: Approximately 22.1% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0 shares of Common Stock

2.	Shared power to vote or direct vote: 61,731,172 shares of Common Stock

3.	Sole power to dispose or direct the disposition: 0 shares of Common Stock

4.	Shared power to dispose or direct the disposition: 61,731,172 shares of Common Stock

CUSIP No. 64128J101	SCHEDULE 13D	Page 8 of 10 Pages

(ii)	Parallax Capital Fund, L.P.:

(a)	As of the date hereof, Parallax Fund may be deemed the beneficial owner of 63,478,172 shares of Common Stock. Percentage: Approximately 22.8% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0 shares of Common Stock

2.	Shared power to vote or direct vote: 63,478,172 shares of Common Stock

3.	Sole power to dispose or direct the disposition: 0 shares of Common Stock

4.	Shared power to dispose or direct the disposition: 63,478,172 shares of Common Stock

(iii)	Parallax Capital, L.P.:

(a)	As of the date hereof, Parallax Capital may be deemed the beneficial owner of 63,478,172 shares of Common Stock. Percentage: Approximately 22.8% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0 shares of Common Stock

2.	Shared power to vote or direct vote: 63,478,172 shares of Common Stock

3.	Sole power to dispose or direct the disposition: 0 shares of Common Stock

4.	Shared power to dispose or direct the disposition: 63,478,172 shares of Common Stock

(iv)	Parallax Holdings, LLC:

(a)	As of the date hereof, Parallax Holdings may be deemed the beneficial owner of 63,478,172 shares of Common Stock. Percentage: Approximately 22.8% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0 shares of Common Stock

2.	Shared power to vote or direct vote: 63,478,172 shares of Common Stock

3.	Sole power to dispose or direct the disposition: 0 shares of Common Stock

4.	Shared power to dispose or direct the disposition: 63,478,172 shares of Common Stock

(v)	James R. Hale:

(a)	As of the date hereof, Hale may be deemed the beneficial owner of 63,728,989 shares of Common Stock. Percentage: Approximately 22.9% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 250,871 shares of Common Stock

2.	Shared power to vote or direct vote: 63,478,172 shares of Common Stock

3.	Sole power to dispose or direct the disposition: 250,871 shares of Common Stock

4.	Shared power to dispose or direct the disposition: 63,478, 172 shares of Common Stock

Hale serves as a managing member of Parallax Holdings and Parallax Holdings serves as the general partner of Parallax Capital. Parallax Capital serves as the general partner of Parallax Fund, and Parallax Fund is a limited liability company member of PCF and has the right to designate a majority of the board of directors of PCF. By virtue of such relationships, (i) PCF, Parallax Fund, Parallax Capital, Parallax Holdings and Hale may be deemed to have the shared power to vote or direct the voting of, and the shared power to dispose or direct the disposition of, the 61,731,172 shares of Common Stock which are held directly by PCF; (ii) Parallax Fund, Parallax Capital, Parallax Holdings and Hale may be deemed to have the shared power to vote or direct the voting of, and the shared power to dispose or direct the disposition of, the1,747,00 shares of Common Stock held directly by Parallax Fund and the 61,731,172 shares of Common Stock which are held by PCF; and (iii) Hale may be deemed to have the shared power to vote or direct the voting of, and the shared power to dispose or direct the disposition of 63,478,172 shares of Common Stock (consisting of the1,747,00 shares of Common Stock held directly by Parallax Fund and the 61,731,172 shares of Common Stock which are held by directly by PCF) and has sole power to vote and to dispose of the 250,871 shares of Common Stock held directly by him in his individual capacity.

(c) The only transactions effected by the Reporting Persons in the Common Stock since the filing of Amendment No. 1 are as set forth below:

PCF acquired in open market transactions: 29,000 shares on August 19, 2015 at an average price of $0.466 per share; 121,500 shares on August 20, 2015 at an average price of $0.5447 per share; 1,055,500 shares on August 21, 2015 at an average price of $0.5788 per share; 194,000 shares on August 24, 2015 at an average price of $0.5674 per share; and 347,000 shares on August 25, 2015 at an average price of $0.5528 per share.

CUSIP No. 64128J101	SCHEDULE 13D	Page 9 of 10 Pages

Hale received pursuant to Issuer’s semi-annual directors’ fee award the following: 12,465 shares on July 27, 2015; 36,891 shares on December 16, 2015; 25,891 shares on June 20, 2016; 22,476 shares on December 20, 2016; 74,346 shares on June 20, 2017; and 78,748 shares on December 20, 2017.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Schedule 13D as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 2 is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit	Description
5	Support Agreement, dated March 26, 2018, by and among WME Entertainment Parent, LLC and PCF 1, LLC

6	Support Agreement, dated March 26, 2018, by and among WME Entertainment Parent, LLC and Parallax Capital Fund, L.P.

7	Support Agreement, dated March 26, 2018, by and among WME Entertainment Parent, LLC and James R. Hale

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 28, 2018

PCF 1, LLC

By:	/s/ James R. Hale
Name:	James R. Hale
Title:	President

Parallax Capital Fund, L.P.

By:	Parallax Capital, L.P.

a Delaware limited partnership, its General Partner

By:	Parallax Holdings, LLC

a Delaware limited liability company, its General Partner

	By:	/s/ James R. Hale
	Name:	James R. Hale
	Title:	Authorized Person

Parallax Capital, L.P.

By:	Parallax Holdings, LLC

a Delaware limited liability company, its General Partner

By:	/s/ James R. Hale
Name:	James R. Hale
Title:	Authorized Person

Parallax Holdings, LLC

By:	/s/ James R. Hale
Name:	James R. Hale
Title:	Managing Member

/s/ James R. Hale
James R. Hale